SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
________________

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 2)
________________

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934
________________

UniTek Global Services, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________

Certain Options to Purchase Common Stock, Par Value $0.00002 Per Share
 (Title of Class of Securities)
________________

91324T 302
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Kyle M. Hall
General Counsel
UniTek Global Services, Inc.
1777 Sentry Parkway West
Gwynedd Hall, Suite 302
Blue Bell, Pennsylvania 19422
(267) 464-1700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Justin W. Chairman, Esq.
Morgan Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$7,216,170	$514.51

*
The “transaction valuation” was calculated solely for purposes of determining the filing fee.  This amount assumes that all outstanding options eligible for tender, covering a total of 318,662 shares of common stock of UniTek Global Services, Inc., as adjusted to reflect the 1-for-2 reverse stock split effected on December 21, 2010, will be exchanged pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	$71.30 per $1,000,000 of the aggregate offering pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$514.51
Form or Registration No.:	Schedule TO
Filing party:	UniTek Global Services, Inc.
Date filed:	December 9, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

The filing of this Schedule TO shall not be construed as an admission by UniTek Global Services, Inc. (the “Company”) that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules promulgated thereunder.

This Amendment No. 2 to Schedule TO is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2010, as amended, in connection with the Company’s offer to exchange outstanding Eligible Options (as defined in the Offer to Exchange Outstanding Options for Common Stock, as amended (the “Offer to Exchange”)) held by current employees and directors to purchase shares of the Company’s common stock (par value $0.00002 per share) that are currently outstanding under the following stock option plans: (1) the Berliner Communications, Inc. 1999 Securities Plan; (2) the UniTek Holdings, Inc. 2007 Equity Incentive Plan; and (3) the Berliner Communications, Inc. 2009 Omnibus Equity and Incentive Compensation Plan (the “Offer”).

This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.  Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the amendments and exhibits thereto remain unchanged.

Item 4.    TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 11:59 p.m., Eastern Time, on Friday, January 7, 2011.  Pursuant to the Offer to Purchase, Eligible Options (as defined in the Offer to Purchase) to purchase an aggregate of 296,833 shares of the Company’s common stock were validly tendered and not withdrawn, and the Company has accepted for repurchase all such Eligible Options. The holders of Eligible Options who validly tendered Eligible Options pursuant to the Offer to Purchase will receive an aggregate of 688,976 Restricted Stock Units and 96,204 Replacement Options (as defined in the Offer to Exchange).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

UniTek Global Services, Inc.
/s/ Kyle M. Hall Kyle M. Hall General Counsel

Date: January 10, 2011